July 1, 2019

Paul R. Arena
Chief Executive Officer
Parallax Health Sciences, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, CA 90401

       Re: Parallax Health Sciences, Inc.
           Registration Statement on Form S-1
           Filed June 6, 2019
           File No. 333-231981

Dear Mr. Arena:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 File June 6, 2019

Cover Page

1. Please highlight the cross-reference to the risk factor section and provide a page number.
       See Item 501(b)(5) of Regulation S-K.
2.     Please disclose the offering price of the securities, as required by
Item 501(b)(3) of
       Regulation S-K.
Prospectus Summary, page 1

3. Please include the address and phone number of your principal executive offices, as required by Item 503(b) of Regulation S-K.
 Paul R. Arena
FirstName LastNamePaul Inc. Arena
Parallax Health Sciences, R.
Comapany NameParallax Health Sciences, Inc.
July 1, 2019
Page 2
July 1, 2019 Page 2
FirstName LastName
Shares Eligible for Future Sale, page 33

4. We note the disclosure regarding Rule 701 of the Securities Act Rules. Please note that this rule only applies to the resale of securities that were issued pursuant to Rule 701 before the company became a reporting company. Revise the disclosure accordingly.
Description of Business, page 36

5. We note your estimates for market opportunities and specific data points. Please disclose in the filing the basis, including any sources and assumptions, for these statements and describe the specific risks relating to your assumptions.
6. Please disclose the number of total employees and the number of full-time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.
The Cross-Over and Cross-Pollination Model, page 38

7. Please further describe the Cross-Over and Cross-Pollination Model, including whether you have entered into any relationships and the steps you intend to take to implement this model. See Item 101(h)(4)(i) and (iii) of Regulation S-K.
Target System and Diagnostic Testing Platform, page 39

8. Please further describe the Target System, specifically the SPARK Mobile application, here and elsewhere. For example, please describe how the SPARK Mobile System is used as well as the current status of the development of the system. See
Item 101(h)(4)(ii)-
         (iii) of Regulation S-K.
Connected Health and Fotodigm Platform, page 48

9. We note Fotodigm is in its "beta stage". Please further describe the current development of Fotodigm. See Item 101(h)(4)(iii) of Regulation S-K. Intellectual Property Summary, page 59

10.      We note your agreement with Intellectual Property Network, which is owned and
         controlled by officers of your company. Accordingly, please disclose the information required by Item 404 of Regulation S-K in the related transactions section and file as an exhibit. See Item 601(b)(10) of Regulation S-K.
 Paul R. Arena
FirstName LastNamePaul Inc. Arena
Parallax Health Sciences, R.
Comapany NameParallax Health Sciences, Inc.
July 1, 2019
July 1, 2019 Page 3
Page 3
FirstName LastName
Managements Discussion and Analysis of Financial Condition and Results of Operations, page
63

11. Please include a discussion and analysis of your results of operations, financial condition and cash flows for the period ended December 31, 2018 as compared to the comparable period in 2017 in order to comply with Item 303(a) of Regulation S-K. Your discussion should include the specific reasons and factors contributing to material changes in your results.
Management, page 75

12. Please disclose the business experience during the past five years for Calli R. Bucci, and
         E. William Withrow Jr. See Item 401(e)(1) of Regulation S-K.
Executive Compensation, page 78

13. Based upon the footnotes to the table, it appears the amounts included in the stock and option awards columns of the table are the valuations as of the year vested, not as of the grant date. Please revise to include the aggregate grant date fair value computed in accordance with FASB ASC Topic718. See Item 402(n)(2)(v) and
(n)(2)(vi) of
         Regulation S-K. In addition, please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or MD&A. See Instruction 1 to Item
         402(n)(2)(v) and (n)(2)(vi).
14. We note the disclosure regarding the employment agreements of Mr. Bradley. Please include disclosure regarding the differences between the agreement and actual compensation paid and the reasons for the difference. We note that the salaries paid in
         2017 and 2018 were not consistent with the agreements and we note that the initial agreement included a signing bonus of $50,000 that is not included in the table. We note similar discrepancies relating to Mr. Arena and Ms. Bucci. Please revise or advise.
         Lastly, we note that some compensation has been deferred and accrued until the Company reaches certain goals. Please discuss these goals in greater detail.
15. Please revise the Outstanding Equity Awards at Fiscal Year End table to reflect stock awards that have not vested. See Item 402(p)(2)(vii) of Regulation S-K. In addition, please revise the information to be as of the end of the last fiscal year, December 31,
         2018, rather than the March 31, 2019 date you have used.
16.      Please revise to include a director compensation table as required by
Item 402(r) of
         Regulation S-K. We note the reference to options issued to directors on page 81.
 Paul R. Arena
FirstName LastNamePaul Inc. Arena
Parallax Health Sciences, R.
Comapany NameParallax Health Sciences, Inc.
July 1, 2019
July 1, 2019 Page 4
Page 4
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 81

17. Please provide the name and address of the beneficial owner as required by Item 403(a) of
         Regulation S-K.
18. Please include in the table for each individual the amount of shares that they beneficially own. See Item 403 of Regulation S-K. For example, please include the shares owned by
         Montecito Biosciences in the amount owned by the beneficial owners, Mr. Winthrow III and Dr. Gorlach, as reflected in footnote two.
19. Please disclose the amount and percent owned by officers and directors as a group. See
         Item 403(b) of Regulation S-K.
20. We note that the preferred stock is convertible into common stock. Please include these securities in the beneficial ownership table as required by Item 403 of Regulation S-K.
         See Rule 13d-3(d)(1)(i) of the Exchange Act Rules.
21. Based upon the disclosure in the selling shareholders table on page 29, it appears that
         Ionic Ventures LLC should be included in the security ownership table. Please revise.
Certain Relationships and Related Party Transactions, page 82

22. For each transaction discussed in this section, clearly identify the related person involved.
         In addition, for each related person, please disclose the basis on which the person is a related person, as required by Item 404(a)(1) of Regulation S-K. For example, we note
         Hamburg Investment Company LLC.
23.      For each debt transaction, please provide the disclosure required by
Item 404(a)(5) of
         Regulation S-K.
24. Please revise to include disclosure of the cash advances reflected in footnote 7 to the financial statements.
Description of Indebtedness, page 85

25. Please revise the disclosure regarding the convertible debentures both in this section and elsewhere in the prospectus to reflect the conversion price in the event of default or on or after a date that is a certain number of calendar days from the issuance date, as set forth in the various convertible debentures filed as exhibits. In addition, please disclose any defaults on debt in this section and the MD&A. We note Exhibit 10.40 reflects default on certain convertible promissory notes. Please also file the executed exhibit rather than the form of the agreement.
Recent Sales of Unregistered Securities, page 92

26. For each sale of securities, please identify the exemption you are relying on as well and briefly state the facts relied upon to make the exemption available. See Item 701(e) of
 Paul R. Arena
Parallax Health Sciences, Inc.
July 1, 2019
Page 5
         Regulation S-K. Please also revise to include the convertible debt transactions in this section.
Signatures, page 95

27. Please include the signature of your controller or principal accounting officer. See
         Instruction 1 to the Signatures to Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,
FirstName LastNamePaul R. Arena
                                                               Division of
Corporation Finance
Comapany NameParallax Health Sciences, Inc.
                                                               Office of
Beverages, Apparel and
July 1, 2019 Page 5                                            Mining
FirstName LastName